SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: FAA Awards NICE an IDIQ Seven-Year Contract, Dated May 3, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: May 3, 2007

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EXHIBIT INDEX

99.1 Press Release:  FAA Awards NICE an IDIQ Seven-Year Contract. Dated,  May 3, 2007.

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FAA Awards NICE an IDIQ Seven-Year Contract

NICE Inform(TM) and other NICE solutions to enhance air traffic recording capability at up to 850 FAA and DoD sites

Rutherford NJ, May 3, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that the Federal Aviation Administration (FAA) has awarded NICE with a  seven-year, IDIQ (Indefinite Delivery, Indefinite Quantity) contract with a potential value up to $69 million. NICE has already received an initial order of $2.7 million under this award. NICE Inform and other NICE solutions have been selected to enhance air traffic recording capability at up to 850 FAA and Department of Defense (DOD) sites. NICE, the prime contractor, will be partnering with Raytheon Company (NYSE:RTN), which will be deploying the NICE solutions and providing training to FAA personnel.

The FAA awarded the contract to NICE under the FAA`s VRRP (Voice Recorder Replacement Program) which is part of a larger initiative to modernize the nation`s air traffic control (ATC) system to meet future air traffic safety, capacity, and efficiency needs for more than one billion passengers by 2015. The FAA will be replacing its existing digital voice recording systems with the NICE Inform(TM) multimedia incident information management solution which will enable rapid and thorough review of incidents to enhance air traffic safety.

NICE Inform will provide the FAA with a centralized repository, management and analysis solution for its air traffic control incident data, and also facilitate rapid and complete reconstruction of incidents and sharing of critical incident data. For the first time, the FAA will also be able to compile and assemble various forms of multimedia incident information, such as voice recordings, photos, flight plans, etc., all in one place - for valuable insight and improved collaboration and efficiency.

"We are pleased to have been selected by the FAA for this extensive and important modernization initiative aimed at ensuring the safety of US airspace, affirming our vision and leadership in the security market," said Haim Shani, Chief Executive Officer of NICE.  "NICE Inform, which was recently introduced is a revolutionary information management solution, and ensures safety and security in ways never before possible.  We are seeing a growing need for this technology and see it as a growth engine for NICE moving forward."

About the FAA
The Federal Aviation Administration (FAA) regulates and oversees all aspects of civil aviation in the United States. An agency of the United States Department of Transportation, the FAA is the element of the U.S. Government with primary responsibility for the safety of General Aviation (GA). The FAA was originally designated the Federal Aviation Agency when established by the Federal Aviation Act of 1958. The present name was adopted in 1967 when the FAA became a component of the Department of Transportation. For more information, visit http://www.faa.gov/.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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